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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the period ended June 25, 2003

                          Coolbrands International Inc.
                  (formerly Yogen Fruz World-Wide Incorporated)
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
             ------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F                       Form 40-F      x
                      -----------------               -------------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes_______                No_x_


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________







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         Materials relating to Registrant and filed pursuant to this Form 6-K include press releases relating to Coolbrands' announcement of (i) the acquisition of brands and distribution assets from Dreyer's Grand Ice Cream, Inc. and Nestle and (ii) the formation of Eskimo Pie Frozen Distribution, Inc., a wholly-owned subsidiary that will own and operate the assets mentioned in clause (i) above.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COOLBRANDS INTERNATIONAL INC.



Date  July 2, 2003                          By  /s/ Aaron Serruya
    -----------------------                       ---------------------
                                            Name:  Aaron Serruya
                                            Title: Executive Vice President


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                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.

8300 Woodbine Avenue, 5th Floor              Contact: Michael Serruya
Markham, Ontario, Canada L3R 9Y7             Telephone: (905) 479-8762

                                             Contact: David Stein
                                             Telephone: (631) 737-9700 (x216)
FOR IMMEDIATE RELEASE: June 25, 2003

                 COOLBRANDS FORMS ESKIMO PIE FROZEN DISTRIBUTION

       New Subsidiary Headed By J. Leo Glynn Will Operate DSD Distribution
                       System Being Acquired From Nestle.

CoolBrands International Inc. (TSX: COB.A) today announced the formation of Eskimo Pie Frozen Distribution, Inc., a wholly owned subsidiary of CoolBrands that will own and operate the DSD frozen dessert distribution system that CoolBrands is acquiring from Nestle. Earlier today, CoolBrands announced that the Federal Trade Commission (FTC) has approved CoolBrands as the purchaser from Nestle of substantially all of the Haagen-Dazs frozen dessert distribution assets in the U.S. and from Dreyer's Grand Ice Cream, Inc. ("Dreyer's") of the Dreamery'r' and Whole Fruit'TM' sorbet brands, as well as the right to the license for the Godiva'r' ice cream brand, which is being assigned by Dreyer's.

CoolBrands also announced the appointment of J. Leo Glynn as President of Eskimo Pie Frozen Distribution. Mr. Glynn joins CoolBrands after having spent the last twenty five years in various sales and general management positions with major DSD distribution companies in the ice cream and baking industries. A native New Yorker, Mr. Glynn has a BS degree in Organization Management from Nyack College and a MS degree in Management from New Jersey Institute of Technology. Mr. Glynn is on the Board of Directors of the New Jersey Food Council, the New York Food Industry Alliance and the Eastern Frosted Foods Association. Mr. Glynn will be responsible for CoolBrands' sales and distribution operations on a national basis.

David J. Stein, President and Co-CEO of CoolBrands said "Leo has broad knowledge and experience in DSD. With this appointment, the leadership of the business we are acquiring is solidified."

About CoolBrands

CoolBrands manufactures, distributes and markets a broad range of frozen desserts and frozen novelties under its own Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze brand names, as well as under the Tropicana'r', Weight Watchers'r' Smart Ones'r', Welch's'r', Betty Crocker'r', Trix'r' and Yoplait'r' brand navies pursuant to long-term licensing agreements. Eskimo Pie'r' created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie'r' remains one of the best-known and most widely distributed of all frozen novelty brands. CoolBrands also franchises and licenses frozen


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dessert outlets  operated under a Family of Brands including Yogen Fruz'r',
I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Golden Swirl'r', Ice Cream Churn'r' and Java Coast'r' Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. CoolBrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies for the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to, (1) the highly competitive nature of the frozen dessert market and the level of customer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensees, and (6) government regulation.


                                    -4-




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                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.

8300 Woodbine Avenue, 5th Floor             Contact: Michael Serruya
Markham, Ontario, Canada L3R 9Y7            Telephone: (905) 479-8762

                                            Contact: David Stein
                                            Telephone: (631) 737-9700 (x216)
FOR IMMEDIATE RELEASE: June 25, 2003

              COOLBRANDS TO ACQUIRE BRANDS AND DISTRIBUTION ASSETS
                            FROM DREYER'S AND NESTLE

CoolBrands International Inc. (TSX: COB.A) announced today that the Federal Trade Commission (FTC) has approved CoolBrands as the purchaser of the Deamery'r' and Whole Fruit'TM' sorbet brands from, Dreyer's Grand Ice Cream, Inc. ("Dreyer's"), as well as the right to the license for the Godiva'r' ice cream brand, which is being assigned by Dreyer's, and from Nestle substantially all of the Haagen-Dazs frozen dessert distribution assets in the U.S.

The FTC announced today that it has accepted a consent agreement for public comment, permitting the combination of Dreyer's and Nestle's frozen dessert business and naming CoolBrands (through Integrated Brands, Inc., its wholly-owned subsidiary) as the approved purchaser of certain assets of Dreyer's and Nestle required by the FTC to be divested in connection with the combination.

Terms of Acquisition

CoolBrands will pay approximately CDN$13.5 million in cash to acquire the Dreamery'r' ice cream and Whole Fruit'TM' sorbet brands as well as the rights to the license for the Godiva'r' ice cream brand, including related inventories, and Nestle's Haagen-Dazs frozen dessert distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland, and the District of Columbia.

Increased Market Share

"The acquisition of these well-recognized ice cream brands will give CoolBrands significant share in the packaged ice cream segment, complementing our strong position in the frozen novelty segment" said David J. Stein, President and Co-CEO of CoolBrands. Dreamery'r', Godiva'r' ice cream and Whole Fruit'TM' sorbet have annual retail sales of approximately CDN$193 million, and account for approximately one quarter of all super premium pints sold in U.S. supermarkets.

Strategic Benefits

"The acquisition of the Haagen-Dazs distribution assets from Nestle will enhance CoolBrands' ability to drive downstream distribution of our products in all channels, and will establish a new profit center from the distribution of our products and partner brand products," noted Stein.







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According to Stein, CoolBrands expects the acquired distribution system to be capable of achieving sales volume at wholesale of approximately CDN$250 million from the acquired super premium brands and other CoolBrands products currently delivered by third party distributors, as well as partner brand products and certain products of the new combined Dreyer's company to be delivered by CoolBrands pursuant to the agreements.

Transition

At closing, CoolBrands will take ownership of all Dreamery'r', Godiva'r' and Whole Fruit'TM' sorbet inventories wherever located and will operate the acquired distribution system in the configuration and with the product mix in place prior to the closing. CoolBrands anticipates that it may require up to 12 months after the closing to complete the transition to CoolBrands of the Dreamery'r', Godiva'r' and Whole Fruit'TM' sorbet business, the integration by CoolBrands of the new product mix into the acquired distribution system and the transition to Dreyer's of the Nestle products currently distributed by the Haagen-Dazs distribution system.

About _CoolBrands

CoolBrands manufactures, distributes and markets a broad range of frozen desserts and frozen novelties under its own Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze'r' brand names, as well as under the Tropicana'r', Weight Watchers'r' Smart Ones'r', Welch's'r', Betty Crocker'r', Trix'r' and Yoplait'r' brand names pursuant to long-term licensing agreements. Eskimo Pie'r' created the frozen novelty industry in 1921 when its founder, Christian K, Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie'r' remains one of the best-known and most widely distributed of all frozen novelty brands. CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Golden Swirl'r', Ice Cream Churn'r' and Java Coast'r' Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. CoolBrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies for the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of customer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.



                                STATEMENT OF DIFFERENCES

     The trademark symbol shall be expressed as...................'TM'
     The registered trademark symbol shall be expressed as ......'r'